June 6, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Re:	Elite Performance Holding Corp.
Amendment No. 5 to Registration Statement on Form S-1 Filed February 21 20, 2023 File No. 333-262483

We are in receipt of the Commission’s Comment Letter dated February 27, 2023 and hereby submit responses thereto for review:

Financial Statements and Supplementary Data

Comment 1. Please revise your filing to provide audited financial statements for the year ended December 31, 2022, as required by Rule 8-08 of Regulation S-X.

Response 1.  Audited financial statements for the year ended December 31, 2022 have been updated as requested.

Exhibits

Comment 2. We note your response to prior comment 4. Regarding the reference in Section 1.7 of Exhibit 10.14 to the subscriber acknowledges "understanding," please revise to eliminate that term.

Response 2.  Section 1.7 of Exhibit 10.14 revised

General

Comment 3. We note your response to prior comment 5. Please continue to update the disclosure. For example, we note the disclosure on page 34 about balances as of December 31, 2021 and the disclosure in Note 3 on page F-24 about balances as of September 30, 2022.

Response 3. The Company has updated the disclosure, as requested.

Thank you.

Sincerely,

ELITE PERFORMANCE HOLDING CORP.

/S/ Joey Firestone, CEO